DynaResource, Inc.

222 W. Las Colinas Blvd

Suite 1910 North Tower

Irving, Texas 75039

Office of Beverages, Apparel, and Mining

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, DC 20549

Re:                DynaResource, Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Previous Response Dated April 24, 2019

Letter Dated May 22, 2019

File No. 000-30371

Ladies and Gentlemen:

We received your letter dated May 22, 2019, and we are following up to your oral comments made on June 10, 2019, noting that your comments made in the May 22 letter remain outstanding and unresolved.

The Company is aware that its response remains outstanding and we apologize for the delay in responding. We respectfully request an additional two weeks, until June 28, 2019 to finalize our response to your comments. And, we thank you for your understanding.

The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the staff of the Commission.

Respectfully,

/s/ K.W. (“K.D.) Diepholz

Chairman / CEO